UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to                    .
Commission file numbers 1-13796.
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Gray Television, Inc.
Capital Accumulation Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Gray Television, Inc.
4370 Peachtree Rd. NE
Atlanta, Georgia 30319

GRAY TELEVISION, INC.
FORM 11-K
REQUIRED INFORMATION
(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedule thereto of the Gray Television, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of McGladrey & Pullen, LLP, independent auditors, dated June 24, 2009.

(b)	Exhibit. Consent of McGladrey & Pullen, LLP dated June 24, 2009 being filed as an exhibit to this report.
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISION, INC. CAPITAL ACCUMULATION PLAN
Date: June 24, 2009	By:	/S/ James C. Ryan
James C. Ryan
Gray Television, Inc. Chief Financial Officer

GRAY TELEVISION, INC.
FORM 11-K
EXHIBIT INDEX

Exhibit		Page
Number	Exhibit	Number
23.1	Consent of McGladrey & Pullen, LLP to incorporation of its report by reference in Gray Television, Inc. Registration Statement on Form S-8, No. 333-156012, No. 333-143493, No. 333-117248 and No. 333-17773	12

Gray Television, Inc.
Capital Accumulation Plan
Financial Statements and
Supplemental Schedule
December 31, 2008

Gray Television, Inc. Capital Accumulation Plan
Index
December 31, 2008 and 2007

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11
EX-23.1 CONSENT OF MCGLARDEY & PULLEN, LLP
Additional schedules required under the Employee Retirement Income Security Act of 1974, other than the Schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Gray Television, Inc. Capital Accumulation Plan
Albany, Georgia
We have audited the accompanying statements of net assets available for benefits of Gray Television, Inc. (the “Company”) Capital Accumulation Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Orlando, Florida
June 24, 2009

Gray Television, Inc. Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets

Investments:
Mutual funds	$31,847,501	$45,577,566
Guaranteed portfolio fund	5,097,405	—
Metlife stable value pooled GIC	—	3,300,870
Participant loans	867,804	850,736
Self directed brokerage account	617,198	812,263
Unallocated account	55,746	65,549

Investment in Gray Television, Inc. Common Stock Fund- Class A	12,049	118,764

Investment in Gray Television, Inc. Common Stock Fund	933,148	7,575,529

Investment in Triple Crown Media, Inc. Common Stock Fund	349	205,307

Total investments	39,431,200	58,506,584

Receivables:
Employer contributions	121,238	673,338
Other	—	26,963

Total receivables	121,238	700,301

Total assets	39,552,438	59,206,885

Liabilities
Excess Contributions	62,904	—

Net assets available for benefits	$39,489,534	$59,206,885

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Contributions:
Rollover	$334,656
Participant	4,792,214
Employer — matching	1,703,739
Employer — voluntary	—

Total contributions	6,830,609

Investment income (loss):
Net depreciation in fair value of investments	(22,536,355)
Interest and dividends	785,030

Total investment loss	(21,751,325)

Deductions:
Benefits paid to participants	(4,795,167)
Administrative expenses	(1,468)

Total deductions	(26,547,960)

Net decrease	(19,717,351)

Net assets available for benefits, beginning of year	59,206,885

Net assets available for benefits, end of year	$39,489,534

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

1. Description of the Plan
The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (or the “Company”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of the Company and its subsidiaries and affiliates that adopt the Plan. Employees who have completed one year of service as defined in the Plan document may become a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company (or the “Employer”) is the Plan’s sponsor and Plan administrator. Reliance Trust Company (“Reliance”) is the Plan’s custodian of it’s common-stock fund. Great West Retirement Services a subsidiary of Orchard Trust Company, the Plan’s custodian, is the Plan’s recordkeeper.
Contributions
The Plan allows participants to make contributions up to a maximum of 16 percent of their compensation on a before-tax basis. Participants may change their deferral options quarterly. Participants who have attained age 50 before the end of the Plan Year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.
Participants’ contributions on a before-tax basis are limited by the Internal Revenue Code Section 402(c)(5) to $15,500 in 2008. In addition, total annual additions to all individual participant accounts shall not exceed the lesser of $46,000 or 100 percent of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.
The Employer shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of Plan participants not to exceed 6 percent of eligible compensation as defined in the Plan document. The matching percentage was 50 percent for the year ended December 31, 2008. Additionally, the employer may elect to make a voluntary contribution to each active participant account based on the respective participant’s eligible compensation during the year. The Employer’s contributions are made in shares of Gray Television, Inc. common stock. The Employer did not make any voluntary contributions for the year ended December 31, 2008.
Investment Options
Participants may direct their contributions, employer contributions, and any related earnings into various investment options sponsored by the Plan. The Plan currently offers fifteen mutual funds and two guaranteed investment accounts and one self-directed brokerage account as investments options for participants. Participants may change their investment elections daily by phone or via the Internet.
Participant Accounts
Each Participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon become 100 percent vested after the participant completes three years of service as defined in the Plan document. Upon termination of employment the nonvested portion of a participants account is forfeited. Forfeitures are used to reduce future Employer contributions. As of December 31, 2008 and 2007, the Company has $55,746 and $65,549 respectively of forfeitures available for use. Also in 2008, employer contributions were reduced by $927 from forfeited nonvested accounts.
Payment of Benefits
Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a direct rollover to another retirement plan.
Participant Loans
Participants may receive a loan from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of $50,000 or one-half of a participant’s vested account balance, with a minimum loan amount of $1,000. Loans are payable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the Plan based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant loans as of December 31, 2008 ranged from 5.0 percent to 9.5 percent.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

2. Accounting Policies

Basis of Accounting

Plan’s financial statements are presented on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The guaranteed investment account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. Since the plan cannot withdraw money until maturity; the contract is considered not fully benefit-responsive.
Contributions
Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provision of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis. The number of shares of Gray Television, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.
Payments of Benefits
Benefits are recorded when paid.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and loses on sales of investments are determined on the basis of average cost. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Administrative Expenses
The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.
Reclassifications
Certain amounts on the 2007 statement of net assets available for benefits have been reclassified to conform to the 2008 presentation with no effect on net assets available for benefits or changes in net assets for the year ending 2008.
3. Fair Value Measurements and Investments
Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)
Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2007 and 2008.
Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the plan at year end.
Participant loans: Valued at amortized cost, which approximates fair value.
Guaranteed portfolio fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit- worthiness of the issuer (See Note 4).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$31,916,466	$548,233	$—	$32,464,699
Guaranteed portfolio fund	—	5,097,405	—	5,097,405
Common stock	945,546	—	—	945,546
Forfeiture/asset holding account	55,746	—	—	55,746
Participant loans, at estimated fair value	—	—	867,804	867,804

Total assets at fair value	$32,917,758	$5,645,638	$867,804	$39,431,200

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year ended December 31, 2008
Participant Loans
Balance, beginning of year	$850,736
Loan issuances and settlements (net)	17,068

Balance, end of year	$867,804

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)
The fair values of investments with specific identification of those representing five percent or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007
Description
Mutual Funds:
American Funds American Balanced Fund	$2,907,501	$4,294,199
American Funds Growth Fund of America Fund	2,633,953	4,472,040
American Century Strategic Allocation Conservative Advisor Class	9,705,601	12,415,351
American Century Strategic Allocation Aggressive Advisor Class	3,780,205	6,186,567
American Century Strategic Allocation Moderate Advisor Class	3,061,240	4,429,842
American Funds Europacific Growth Fund	2,417,601	4,245,357
Metlife Stable Value Pooled GIC	—	3,300,870
Other	8,026,742	10,736,093
Guaranteed portfolio fund	5,097,405	—
Participants Loans With Interest Rates Ranging From 5.0% - 9.5%	867,804	850,736

Common Stock
(held in the Gray Television, Inc. Common Stock Fund)	933,148	7,575,529

	$39,431,200	$58,506,584

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
4. Investment contract with insurance company
In 2008, the Plan entered into a guaranteed portfolio fund with Great-West Life & Annuity Company (“Great-West”). Great-West maintains the contributions in a general account to which it adds interest at the contract rate, which was 3.20% as of December 31, 2008. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The weighted average interest rate earned for the year ended December 31, 2008 was 3.55%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
During 2007, the Plan had a general investment contract with MetLife (“Guaranteed Investment Account”). MetLife maintained the Plan’s deposits in an unallocated fund, to which it added interest at the contract rate, which was 3.55% as of December 31, 2007. In 2008, the Plan terminated its investment contract with MetLife, liquidated the investment and transferred the proceeds into the investment contract with Great-West described above.
5. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service, dated November 29, 2006, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code.
The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
6. Transactions with Parties-In-Interest
Certain Plan investments are managed by Reliance Trust. Reliance Trust is the trustee of the Plan and therefore these transactions qualify as party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Employer, also qualify as party-in-interest transactions.
7. Plan Termination
Although it has not expressed any intent to do so, the Plan may be terminated or amended by the Board at any time, provided, however, that no such amendment shall make it possible for any part of the corpus or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

9. Reconciliation of Financial Statements to Form 5500
The following table presents a reconciliation of net assets available for benefits per these financial statements at December 31, 2008 and 2007 to the net assets per the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$39,489,534	$59,206,885
Current year employer contributions receivable	(121,238)	(673,338)
Other, per the financial statements	—	(26,963)
Excess contributions, per the financial statements	62,904	—

Net assets per the Form 5500	$39,431,200	$58,506,584

The following table presents a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2008 per these financial statement to net income per the Form 5500:

Change in net assets available for benefits per the financial statements	$(19,717,351)
Current year employer contributions receivable	(121,238)
Prior year other receivable	26,963
Current year excess contributions	62,904
Prior year employer contributions receivable	673,338

Net income per the Form 5500	$(19,075,384)

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

Description of Investment Shares	Fair Value

Mutual Funds
Alger Mid Cap Growth Ins Fund	$720,355
American Century Strategic Allocation Aggressive Advisor Class	3,780,205
American Century Strategic Allocation Moderate Advisor Class	3,061,240
American Century Strategic Allocation Conservative Advisor Class	9,705,601
American Funds American Balanced Fund	2,907,501
American Funds Europacific Growth Fund	2,417,601
American Funds Growth Fund of America Fund	2,633,953
American Funds Investment Company of America Fund	1,470,185
Blackrock Govt Income Fund	1,167,628
Blackrock Small Midcap Growth Portfolio	334,015
JP Morgan Mid Cap Value Fund	555,357
Lord Abbett Small Cap Value Fund	1,906,322
American Funds Fundamental Investors	288,276
Maxim S&P 500	548,233
PIMCO Total Return Admin	207,350
Stable Value	143,679
Guaranteed Portfolio Fund	5,097,405
Unallocated Fund	55,746
Common Stock
Gray Television, Inc. *
Common Stock — Class A	12,049
Common Stock Common Stock Fund	933,148
Triple Crown Media Common Stock Fund	349
Self Directed Brokerage Acct	617,198

38,563,396

Participant Loans (rates of interest lowest — 5.0%, Highest — 9.5%)*	867,804

$39,431,200

*	Indicates a party-in-interest.